January 3, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Jan Woo and Ivan Griswold

Re:     Grey Cloak Tech, Inc.

Preliminary Information Statement on Schedule 14C

Filed December 23, 2016

File No. 000-55572

Dear Ms. Woo:

On behalf of Grey Cloak Tech, Inc. (the “Company’), we herein provide the following responses to the Commission Staff comment letter dated December 30, 2016, regarding the above-listed Preliminary Information Statement on Schedule 14C for the Company. We have summarized the Staff’s comments in bold and italics followed by the Company’s response.

General

     1.     Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. Accordingly, please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. In this regard, you disclose that you obtained the consent of the holders of 50.9 % of the outstanding shares of common stock yet your beneficial ownership table shows that officers and directors hold 46.3% of the voting power and no 5% or greater shareholders. In your response letter, please identify the stockholders who consented and the percentage of votes they each represent and describe their relationships to the company. Please also tell us the sequence of events through which these consents were obtained and provide an analysis as to whether such activities constitute a solicitation, as defined in Exchange Act Rule 14a-1(l). Alternatively, if you conclude that you did engage in a solicitation, please file a preliminary proxy statement on Schedule 14A.

Four individuals, representing six (6) shareholders, executed the majority written consent as of December 22, 2016. The table below sets forth the name of the shareholders and the amount of shares held by each as of December 22, 2016:

Fred Covely	4,000,000 shares
William Bossung	3,450,000 shares
David Bromburg	160,000 shares
KBK Ventures	50,000 shares
Coronado Ventures Number One, LLC	500,000 shares
Genuine Partners	576,406 shares

Total voting shares:	8,736,406
Shares outstanding (12/22/2016):	17,156,276
Voting percent of all voting shares:	50.9%

Of the shareholders above, two (2) were directors (Mr. Covely and Mr. Bossung). Mr. Bromburg is also the person with investment and voting control over the shares held by KBK Ventures. One individual holds investment and voting control over the shares held by both Coronado Ventures Number One, LLC and Genuine Partners. The shareholders discussed and agreed on the action and subsequently informed the issuer.

The group of shareholders mentioned above engaged in informal discussions amongst themselves regarding the shareholder action. No proxies were requested, and these shareholders provided input regarding their desire to make the Company more attractive to shareholders and potential investors by increasing the authorized common stock, authorizing preferred stock and effecting a reverse stock split. Each shareholder then provided the Company with his/its written consent to the actions listed in the Preliminary Information Statement. Having been informed of the support of a majority of shareholders regarding these actions, the Company’s Board of Directors also approved of the action in conjunction with the shareholders’ written consent.

As you know, Rule 14a-1(l) defines solicitation generally to include any request for a proxy. Rule 14a-2(b)(2) provides an exception for “any solicitation made otherwise than on behalf of the registrant where the total number of persons solicited is not more than ten.” No solicitation was made on behalf of the registrant. This small group came together as shareholders and obtained the Company’s cooperation. Furthermore, no proxies were solicited; all shareholders listed above were directly involved in the matter and gave their written consent to approve the actions above.

As stated above, the majority shareholder approval was obtained by fewer than ten shareholders, who informed the issuer of their action as shareholders on December 22, 2016. This group of shareholders is familiar with one another and communicate regularly regarding their business affairs. Despite their positions with the Company, Mr. Covely and Mr. Bossung are major shareholders of the Company and are still entitled to take actions as shareholders that are exempt under the rules identified above. Therefore any solicitation made in connection with this action is exempt from the proxy filing obligations set forth Regulation 14A.

Very truly yours,

/s/ Brian A. Lebrecht

Brian A. Lebrecht

cc: William Bossung